UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   May 2005

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Firm Intention Announcement dated 09 May 2005

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: May 09 2005                                  By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: May 09 2005                                  By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

                                                                   9th May, 2005


          BARCLAYS MAKES RECOMMENDED OFFER FOR MAJORITY STAKE IN ABSA

Barclays Bank PLC is pleased to announce the terms of a recommended acquisition of a majority stake of up to 60% in Absa. The Board of Directors of Absa has voted unanimously to recommend the acquisition to shareholders.

The South African Minister of Finance has approved Barclays application to acquire a majority stake in Absa. The offer has been endorsed by Batho Bonke, Absa's empowerment partner. Barclays also has written expressions of support for the recommended acquisition from shareholders representing 63% of Absa's ordinary shares.

If completed, the acquisition would advance Barclays drive to expand its global product and international retail and commercial banking businesses in attractive markets outside the United Kingdom, and it would accelerate Absa's growth strategy in South Africa and in the rest of the African continent.

The combination of Absa's domestic banking expertise, strong brand and market position with Barclays global brand reach, world-class products, global banking expertise and financial strength would create the leading financial services business in South Africa and ultimately the pre-eminent bank on the African Continent.

The principal features of the acquisition are:

   - Barclays is offering Absa Shareholders R82.50 per share, for a total consideration of up to R33 billion (GBP2.9 billion), the largest ever Foreign Direct Investment in South Africa.

   - Absa will remain a publicly listed company in South Africa and retain its local identity.

   - The price represents a premium of 8.5% to the closing share price on 22 April 2005 (the last trading day prior to the detailed cautionary announcement of 25 April 2005) and a premium of 36.4% to the closing share price on 22 September 2004 (the date prior to the first cautionary announcement in relation to the transaction).


   - In addition, ordinary shareholders shall receive the final dividend for the year ended March 2005 of R2.00 per share.

   - Dr Danie Cronje will continue to serve as Absa Chairman and become a Non Executive Director of Barclays. Dr Steve Booysen will remain as Absa Group Chief Executive.

   - David Roberts, Director of Barclays PLC and Chief Executive of Barclays International and Retail Commercial Banking, and Naguib Kheraj, Group Finance Director, will join the Board of Absa as Non Executive Directors. Dominic Bruynseels, Chief Executive of Barclays Africa, will join the Board of Absa as an Executive Director.

For Barclays, the transaction would be immediately accretive to earnings per share and is expected to contribute positive economic profit in the first full year following acquisition. The proposed price represents a 8.9x multiple of market consensus earnings for the year ending March 2006, and a 2.4x multiple to market consensus book value as at March 2005.

Synergies from the combination are expected to improve Absa's pre-tax profits by approximately R1.4 billion (GBP123 million) per annum four years after completion, after implementation costs of approximately R1.8 billion (GBP158 million) over the first three years.

The transaction is expected to be financed from a combination of available resources and preference share finance. As at 31 December 2004, Barclays had a Tier 1 capital ratio of 7.6%. The impact of the transaction and the associated financing is expected to result in a reduction in Barclays Tier 1 ratio of approximately 60 basis points.

Subsequent to the successful completion of the proposed transaction, and as soon as practicably possible, it is expected that Absa and Barclays will seek to combine their African businesses (with the exception of Egypt and the Middle East operations) and integrate, as appropriate, Absa's non African international businesses with Barclays. All such transactions would be effected on arm's-length terms to be agreed, and would be subject, as required, to regulatory approval and appropriate approvals by independent directors and shareholders.

John Varley, Group Chief Executive of Barclays PLC, commented: "This transaction accelerates our strategy to internationalise Barclays earnings and increase exposure to selected high-growth, well run markets. South Africa is a dynamic economy with great growth potential. Absa is an ideal partner for Barclays. It is South Africa's leading retail bank, with a strong management team making very good returns for shareholders. Absa has a track record of supporting the South African Government's policies to tackle economic and social disadvantage. It fits well with our own businesses in Africa and gives us the opportunity to generate synergies and to deploy our global product skills - in credit cards, investment banking, institutional money management and wealth management - across a broader platform."

Steve Booysen, Chief Executive of Absa said: "This transaction represents an acknowledgement of Absa and South Africa's achievements over the past decade. It would enable our shareholders to realise value now and share in future performance. Our customers will have access to the best of Barclays, the global skills and scale of one of the top ten banks in the world, while maintaining their access to Absa; the familiarity and relationships that come with being a valued customer of South Africa's leading retail bank. Our staff will be provided with the opportunity to participate in a dynamic business with good growth potential and exciting international opportunities.

"By working with Barclays, we accelerate the achievement of our strategic intent to build the leading banking business in the new South Africa and, ultimately, on the African continent. It will provide a positive impetus for the continued development of South Africa and the wider continent."

Barclays is being advised by J.P. Morgan and Barclays Capital.

Absa is being advised by Goldman Sachs International, Merrill Lynch International and Absa Corporate and Merchant Bank.

                                    - Ends -


PRESENTATION AND CONFERENCE CALL DETAILS

Presentation to the South African market

A presentation to investors, analysts and media will be hosted by Danie Cronje, David Roberts, and Steve Booysen in Johannesburg at 09.00 BST, London Time.

The access details are as follows:

1. a live audio webcast of the event is available at www.investorrelations.barclays.co.uk

2. a live conference call can be accessed in the UK by dialling 0800 917
   7042 or 0800 279 3956. In the USA please dial toll free on 1 866 752 6302. Please contact Barclays Investor Relations (+44 (0)20 7116 2921/2922) should you require an access number if you are dialling from outside the UK or USA.

Invitation to Barclays analyst and investor conference call

Barclays will host a conference call for investors and analysts at 11.00 BST, London Time.

The dial in numbers for the conference call are:

0845 301 4020 (UK callers) or + 44 (0)20 7663 4861 (outside UK).

Please ask for the "Barclays Update" which will be chaired by Naguib Kheraj, Group Finance Director.

An archived version of both events will be available later today on our website: www.investorrelations.barclays.co.uk.


For further information, please contact:

Absa Group Limited                         Barclays PLC

Investor Relations                         Investor Relations
Willie Roux                                Cathy Turner/James S Johnson
+27 (0)11 350 4061                         +44 (0)20 7116 2930/2927

Media Relations                            Media Relations - London
Nick Cairns                                Leigh Bruce/Jo Thethi
+27 (0)11 350 6565                         +44 (0)20 7116 6083/6217

                                           Media Relations - Johannesburg
                                           Liz Hooper
                                           +27 (0) 11 328 3160

Disclaimer

Many of the statements included in this announcement are forward-looking statements that involve risks and uncertainties. You can generally identify forward-looking statements by the use of terminology such as "may", "will", "expect", "intend", "plan", "estimate", "anticipate", "believe", or similar phrases.

All statements, other than statements of historical facts, including, among others, statements regarding Absa's future financial position, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures and plans and objectives of management for future operation, are forward-looking statements. Absa's and Barclays actual future performance could differ materially from these forward-looking statements and you are cautioned not to place undue reliance on them.

Factors that could cause the actual results, performance or achievements of Absa or Barclays to differ materially from those described herein include: the ability to implement the Scheme or complete the Recommended Offer; the ability to integrate Absa's and Barclays businesses; costs associated with the acquisition or integration; the inability to realise the expected synergies from the acquisition; the inability to obtain all necessary approvals, including regulatory approvals, for the Scheme or Recommended Offer or any integration transactions; the economic environment of the industries in which Absa and Barclays operate; and the political environment of the countries in which Absa and Barclays operate. Forward-looking statements involve known and unknown risks and uncertainties and other factors which may cause the actual results, performance or achievements of Absa or Barclays, or the industries in which they operate, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

The information in this Announcement is made as of the date hereof and Absa and Barclays have no obligation to update the information. All written and oral forward-looking statements attributable to Absa and Barclays or persons acting on their behalf are qualified in their entirety by these cautionary statements.